Exhibit 99.3

Management’s Discussion and Analysis
For the year ended
December 31, 2017

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes (the “Financial Statements”) and annual information form (the “AIF”) for the year ended December 31, 2017.

All information contained in this MD&A is current as of March 29, 2018 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is March 29, 2018.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or reserves and timing of development thereof;

2.	exploration and work programs;

3.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

4.	drilling plans and timing of drilling;

5.	performance characteristics of mineral properties, including December 2017 drill results for the Dark Star Deposit (as defined below), which are expected to improve the grade in the relevant portion the block model;

6.	estimated property holding and maintenance costs for the Railroad-Pinion Project (as defined below);

7.	capital expenditure programs and the timing and method of financing thereof, including recommendations made under the Railroad-Pinion Technical Report (as defined below);

8.	results of various projects, including plans to prepare a preliminary economic assessment for the Railroad-Pinion Project to be completed in the second half of 2018;

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9.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2018;

10.	the Company’s future financial condition, including the belief that the Company has sufficient cash on hand to maintain its projects and finance its exploration programs and operating costs over the next 12 to 15 months; and

11.	expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the Company’s ability to obtain adequate financing for exploration and development;

5.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

6.	the uncertain nature of estimating mineral resources and reserves;

7.	the existence of mineral resources on the Company’s mineral properties;

8.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

9.	title defects to the Company’s mineral properties;

10.	the Company’s ability to complete a preliminary economic assessment associated with the Railroad-Pinion Project;

11.	the Company’s ability to successfully integrate acquisitions;

12.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

13.	the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits;

14.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

15.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

16.	fluctuations in foreign exchange or interest rates and stock market volatility;

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17.	fluctuations in the market price of gold (“Au”), other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

18.	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future;

19.	business opportunities that may be presented to, or pursued by, the Company;

20.	other mining specific risks such as environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses; and

21.	inadequate insurance, or the inability to obtain insurance, to cover these risks.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Pinion Deposit (as defined below), the Dark Star Deposit and the North Bullion Deposit (as defined below) are accurate in all material respects;

4.	the sufficiency of the Company’s current working capital to maintain its projects and finance its exploration programs and operating costs over the next 12 to 15 months;

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.	the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

8.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

9.	the Company’s capital and operating costs will not increase significantly from current levels;

10.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

11.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and

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12.	the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada with respect to the Railroad-Pinion Project and operations;

13.	there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; and

14.	the viability, permitting, access, exploration and development of the Railroad-Pinion Projects, but not limited to, the establishment of resources being consistent with the Company’s current expectations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risks and uncertainties identified in this MD&A under, among other places, the section titled “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

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Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred resources” could be upgraded to “indicated resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of March 29, 2018.

Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States. The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project (as defined below), is in the exploration stage. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

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For the fiscal year ended December 31, 2017, the Company had a loss and comprehensive loss of $11,426,786 (2016 - $9,465,128). As at December 31 2017, the Company had an accumulated deficit of $53,842,098 (2016 - $42,826,554). Future work on the Company’s mineral resource properties will require additional financing. At December 31, 2017, the Company had cash and cash equivalents of $18,458,791 and a working capital surplus of $17,511,874. In February 2018, the Company completed a public offering and a private placement financing for gross proceeds of $ 38,184,202 from the issuance of 18,626,440 common shares at $2.05 per share. While the Company estimates that its current working capital surplus will enable it to fund the complete work program recommended in the Railroad-Pinion Technical Report (as defined below), if the Company is successful in identifying additional resources through additional drilling and analysis, it will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold and the availability of necessary equipment in the highly competitive mining sector.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont’s Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project consists of a significant and largely contiguous land position totaling approximately 53,569 gross acres (21,679 hectares) and 50,598 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns or has an option on the ownership of approximately 29,941 gross acres (12,117 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in the key private land parcels where it holds less than a 100% interest.

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR” or “GSR”) agreements or Net Profit Interest (“NPI”) agreements. See Item 6 “MATERIAL MINERAL PROJECT” in the AIF and the Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad–Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which Gold Standard controls a mineral interest. The gross mineral acres are the maximum amount of mineral acres Gold Standard could possibly control in a particular piece of property. For example, if Gold Standard leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

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On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which Gold Standard controls a mineral interest; and (b) the percentage of Gold Standard’s mineral interest therein which it controls by way of lease or actual ownership. For example, if Gold Standard leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then Gold Standard controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, Gold Standard does not include the surface in split estate fee land parcels.

The Company has identified its North Bullion deposit (the “North Bullion Deposit”), its Dark Star deposit (the “Dark Star Deposit”) and its Pinion deposit (the “Pinion Deposit”), which form the Railroad-Pinion Project, as the Company’s material mineral project for purposes of NI 43-101.

Scientific or technical disclosure for the Railroad-Pinion Project is supported by the amended and restated technical report with an effective date of September 15, 2017 on the Railroad-Pinion Project in Elko County, Nevada, USA, entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated” and prepared by Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Steven J. Nicholls, BA.Sc., MAIG of APEX Geoscience Ltd., qualified persons for the purposes of NI 43-101 (the “Railroad-Pinion Technical Report”). This report was amended and restated to clarify certain of its contents and has been filed on SEDAR on February 19, 2018 under the Company’s profile at www.sedar.com. The Railroad-Pinion Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The Company has focused on drilling and other exploration activities with the goal of preparing mineral resource estimates for each deposit, as summarized below and detailed in the Railroad-Pinion Technical Report. The Company plans additional drilling and exploration activities to investigate near-term development opportunities and prepare a preliminary economic assessment.

Pinion

A total of 505 drill holes guided the geological interpretation and estimation of the Pinion mineral resource. This total comprises 24 diamond drill holes and 481 reverse circulation (“RC”) drill holes that were completed from 1981 to 2015 with spacing between drill holes varying from 1 m to 1.25 kilometers.

The mineral resource estimate for the Pinion Deposit is reported at a range of gold cut-off grades, from 0.1–1.0 grams per tonne (“g/t”), for both Indicated and Inferred Mineral Resource categories, as defined according to Canadian Institute of Mining, Metallurgy and Petroleum definition standards, for gold and silver, respectively. For reporting purposes, the mineral resource estimate was constrained within an optimized pit shell using a gold cut-off grade of 0.14 g/t Au. The Pinion Deposit mineral resource estimate comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and was classified entirely as an Inferred Mineral Resource. The Pinion silver Inferred Mineral Resource comprises 92.69 million tonnes averaging 4.16 g/t Ag, representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

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Dark Star

A maiden mineral resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. Based upon positive results from the 2016 Phase 2 drilling at the Dark Star Deposit, an updated mineral resource was calculated in 2017. The 2017 updated mineral resource estimate, with an effective date of June 29, 2017, comprises an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totalling 265,100 ounces of gold, and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a lower cut-off grade of 0.20 g/t Au.

North Bullion

Based upon historic drilling and drilling from 2010 to 2017, a maiden mineral resource estimate was presented for the North Bullion Deposit as of September 15, 2017.

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 ounces of gold. The North Bullion, Sweet Hollow and POD sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 ounces of gold. The North Bullion underground Inferred Mineral Resource, which is reported at a 2.25 g/t Au lower cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 ounces of gold.

Calculations of mineral resources and reserves are only estimates

Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a Mineral Reserve in the future.

Recommendations for the Railroad-Pinion Project

Based upon the results to date, the authors of the Railroad-Pinion Technical Report recommend an aggressive exploration program for the Railroad–Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling, along with continued metallurgical test work.

The authors recommend a total of 11,280 meters (“m”) (37,000 feet) of RC and core drilling for the Railroad project area for a total cost of US$2,800,000 for 2017-2018. In addition, a total of 37,520 meters (123,100 feet) is recommended for the Pinion Deposit area in 2017-2018 at an additional estimated cost of US$8,287,000. In addition to the drilling, other recommended exploration activities at the Railroad–Pinion Project include geological mapping, geochemical sampling, and ground geophysical surveys (controlled source audio-frequency magnetotellurics, gravity and seismic) as well as a number of metallurgical, engineering and environmental studies. The estimated cost to conduct the proposed property wide exploration activities over the entire Railroad–Pinion Project area is US$5,220,000. The recommended drilling at the Railroad-Pinion Project along with other geological, geophysical, engineering and environmental studies and a contingency of ~7 % yields an overall budget to complete the recommended work of US$17,450,000.

The Company has incorporated these recommendations in its activities at the Railroad-Pinion Project to date, and for its 2017-2018 work plan. See “Overall Performance - Exploration and Acquisition Expenditures” below. Furthermore, the Company is gathering information required to prepare a preliminary economic assessment for the Railroad-Pinion Project, currently expected to be completed in the second half of 2018.

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Recent Developments

The Company has reported positive results from its 2017 drill program subsequent to the Railroad-Pinion Technical Report.

In 2017, the Company completed a total of 47 drill holes on the Dark Star Deposit totalling 15,324m (50,276 feet, “ft”) over the Dark Star Main and North Zones, and along the DSC. The drilling associated with the Dark Star Deposit was designed to extend known mineralization to the west, north, and south, as well as begin infilling drill spacing within the deposit footprint. The Company plans to incorporate the results of the 2017 drilling into a revised geologic model and the ongoing preliminary economic assessment associated with the project.

As disclosed in the news release dated October 5, 2017, the Company reported drilling results with respect to the Dark Star Deposit as follows:

1.	In the east-central portion of the Dark Star Deposit, DS17-14 intersected multiple zones of oxidized gold mineralization including 25.9m of 0.88 grams of gold per tonne (“g Au/t”). This intercept expanded the Dark Star gold zone 140m to the east beyond the resource block model.

2.	To the west of the Dark Star Deposit, DS17-06 intersected 25.9m of 1.51g Au/t approximately 70m west of the existing Dark Star block model. DS17-06 and DS17-14 confirmed the openness and expansion potential of the Dark Star Deposit.

3.	Core holes DS17-05, DS17-07 and DS17-09 returned 22.7m of 0.54g Au/t, 41.2m of 0.56g Au/t and 47.6m of 0.67g Au/t respectively. These holes were designed to enhance and upgrade the geological understanding of wide-spaced, historic reverse-circulation (“RC”) drill holes; to provide material for metallurgical samples within the block model; and confirm tenor and grade of the block model at these locations.

On November 7, 2017, the Company announced results from 11 exploration and infill holes at the Dark Star Deposit, which either confirmed or outperformed the resource block model which are summarized in the related material change report. In particular, infill core hole DS17-20 intersected 136.0m of 2.67g Au/t approximately 30m north of DS16-03B (101.2m of 1.54g Au/t) and approximately 90m south of DS16-08 (126.2m of 4.07g Au/t). These results are expected to significantly improve the grade of the current block model in the northern portion of the Dark Star Deposit. Further infill drilling results were announced on December 7, 2017, which continued to confirm the resource block model and are expected to improve the grade in the relevant portion the block model.

On November 15, 2017, the Company announced results from 8 exploration scout holes completed west-northwest and north of the North Bullion Deposit. Core hole RR17-06 intersected 41.7m of 1.91g Au/t, including a higher-grade zone of 7.6m of 6.32g Au/t. This intercept is approximately 375m west-northwest of the closest mineralized drill hole and identifies a new gold zone outboard from the North Bullion maiden mineral resource estimate (as discussed below). The North Bullion Deposit mineralized zone remains open in a number of directions and warrants further drilling.

On November 21, 2017, the Company announced results from 11 of 19 completed RC and core holes at the Pinion Deposit. The Pinion drilling was designed to upgrade and potentially add to resources by reducing drill spacing in critical portions of the deposit and expand drill coverage near the margins of the current pit design for possible resource additions. All 11 drill holes intersected oxidized and altered multi-lithic dissolution collapse breccia, the principal Pinion host rock, and seven of the holes returned significant, higher-grade intercepts greater than one gram per tonne. Results included 56.4m of 1.68g Au/t in PIN17-02, 42.7m of 1.23g Au/t in PIN17-10, 15.2m of 1.66g Au/t in PIN17-04 and 32.0m of 0.89g Au/t in PIN17-05.

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In most instances, the new results either confirmed or outperformed the expectations in the current resource estimate block model.

On January 23, 2018, the Company announced results from nine Dark Star Deposit infill holes and five exploration drill holes. The near-surface oxide intercepts from the infill holes included the thickest and highest-grade intercepts drilled to date at the Dark Star Deposit, confirming the potential of a thick, laterally-continuous zone of near-surface oxide mineralization.

Highlights include infill hole DS17-35, which intersected 237.8m of 2.96g Au/t, including 93.0m of 5.06g Au/t, and infill hole DS17-37, which intersected 141.8m of 3.32g Au/t, including 25.9m of 8.63g Au/t. These results outperformed the current resource block model with higher average gold grades than predicted. They also demonstrated that gold mineralization begins at or near the current topographic surface and is shallower than predicted by the model, and that mineralization extends 35m to 42m below what was predicted.

Results from other holes outperformed or confirm the remainder of the resource block model. Assays from certain holes remain pending.

Five exploration holes tested a variety of geophysical, seismic and geologic targets north and west of the known limits of the Dark Star Deposit. These holes did not encounter new zones of gold mineralization.

With respect to metallurgical test work subsequent to the Railroad-Pinion Technical Report, on October 25, 2017, the Company announced that columns were completed on -12.5mm and -25mm size material. Gold recoveries on -12.5mm size material averaged 86.5% for Dark Star oxide and 70.0% for partially oxidized material. These results confirmed that Dark Star material is likely to support conventional heap leach processing.

On March 23, 2018, the Company exercised its NSR buy-down option under its lease agreement (the “Pereira Lease”) with Pereira Family, LLC (“Pereira”) to reduce the NSR royalty from five percent (5%) to two percent (2%), upon making a lump-sum payment of US$3.5 million to Pereira. The Pereira Lease, entered into in November 2012, granted the Company exclusive rights to explore, develop and mine varying percentage holdings in approximately 21,296 net mineral acres within the Pinion Deposit and the Dark Star Deposit.

Exploration and Acquisition Expenditures

During the year ended December 31, 2017, the Company incurred $60,522,739 (including acquisition costs of the Lewis Gold Project (defined below) of $35,745,391) in acquisition, and deferred exploration and development costs compared to $19,230,162 for the corresponding year ended December 31, 2016.

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The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs for the years ended December 31, 2017 and 2016:

	Railroad-
	Pinion	Lewis Gold	Total
Year Ended December 31, 2017
Property acquisition and staking
Costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	369,925	79,138	449,063
Consulting	2,361,902	234,684	2,596,586
Data analysis	498,200	22,482	520,682
Drilling	11,834,010	1,299,403	13,133,413
Environmental and permitting	275,885	4,648	280,533
Equipment rental	78,392	1,849	80,241
Geological	997,238	15,275	1,012,513
Lease payments	1,487,916	109,563	1,597,479
Metallurgy	909,757	-	909,757
Sampling and processing	1,141,491	28,386	1,169,877
Site development and reclamation	1,293,953	149,086	1,443,039
Supplies	1,278,358	2,722	1,281,080
Vehicle	49,341	-	49,341

	22,830,112	37,692,627	60,522,739

Railroad-
Pinion
$
Year Ended December 31, 2016
Property acquisition and staking costs	27,502
Exploration expenses
Claim maintenance fees	247,135
Consulting	2,312,531
Data Analysis	421,754
Drilling	10,321,270
Environmental and permitting	8,221
Geological	722,911
Lease payments	1,292,287
Metallurgy	389,766
Sampling and processing	881,118
Site development	842,111
Supplies	1,686,103
Travel	34,290
Vehicle	43,163

19,230,162

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The total cumulative acquisition and deferred exploration costs of the Company to December 31, 2017 are summarized as follows:

	Railroad-
	Pinion	Lewis Gold	Total
	$	$	$
Property acquisition and staking costs	17,639,842	35,745,391	53,385,233

Exploration expenses
Claim maintenance fees	1,389,832	79,138	1,468,970
Consulting	10,075,151	234,684	10,309,835
Data analysis/geological	4,275,811	37,757	4,313,568
Drilling/site development	69,167,695	1,453,060	70,620,755
Environmental	291,990	4,648	296,638
Lease payments	6,825,151	109,563	6,934,714
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	1,509,225	-	1,509,225
Sampling and processing	4,996,144	28,386	5,024,530
Travel	469,491	-	469,491
Vehicle	92,504	-	92,504
Cumulative deferred exploration costs at December 31, 2017	116,743,248	37,692,627	154,435,875

Corporate Activities

On June 14, 2017, the Company acquired, by way of a statutory plan of arrangement (the “Arrangement”), all of the issued and outstanding common shares of Battle Mountain, other than those already owned by the Company, in consideration for 0.1891 of a common share of Gold Standard plus $0.08 in cash for each Battle Mountain common share held. In total, the Company issued 9,352,320 common shares at an aggregate value of $24,970,694 and made cash payments of $3,956,656 to the shareholders of Battle Mountain. Excluding certain Battle Mountain options that were cancelled, the Company also issued 218,700 replacement warrants and 153,089 replacement options in exchange for outstanding Battle Mountain options and warrants.

As a result of the Arrangement, the Company now owns, indirectly through Battle Mountain as a wholly-owned subsidiary, a 100% undivided interest in and to the Lewis gold project (the “Lewis Gold Project”), subject to certain underlying royalties. See “Overall Performance” above.

The Arrangement was a “related party transaction” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) for Gold Standard due to the Company owning approximately 25.14% of the issued and outstanding shares of Battle Mountain immediately prior to the Arrangement. Gold Standard relied on the exemptions from a formal valuation and majority of the minority shareholder approval requirements under MI 61-101, as the fair market value of the Arrangement was less than 25% of Gold Standard’s market capitalization. See “Related Party Transactions” below.

In June 2017, the Company appointed Glenn Kumoi as Vice President - General Counsel and Corporate Secretary and granted 325,000 stock options to Mr. Kumoi with an exercise price of $2.24 per share for a period of 5 years. In conjunction therewith, Richard Silas resigned as Corporate Secretary and received, indirectly through a privately-controlled company, a termination payment totalling $384,902 in accordance with the terms and conditions of his consulting agreement with the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

In August 2017, the Company granted 2,540,140 stock options to certain officers, directors, employees and consultants with an exercise price of $2.12 per option, 2,455,540 of these stock options are exercisable for a period of 5 years while the remaining 84,600 stock options are exercisable for a period of 1 year.

On September 12, 2017, the Company held an annual general and special meeting of its shareholders (the “2017 AGM”) and approved, inter alia, the Rights Plan (defined below) and a new restricted share unit award plan for the Company.

The new shareholders rights plan (the “Rights Plan”) is designed to prevent, to the extent possible, a creeping takeover bid of the Company. On May 9, 2016, the Canadian Securities Administrators adopted new takeover bid rules in National Instrument 62-104 Take-Over Bids and Issuer Bids but did not address the issue of creeping takeover bids where the acquisition of effective control of a corporation occurs through a number of share purchases over time. Under current securities legislation, an offeror may obtain control or effective control of a corporation by way of a creeping takeover bid without paying full value, without obtaining shareholder approval and without treating all shareholders equally. After considering the new takeover bid rules, the Board of Directors for the Company (the “Board”) determined that it was advisable for the Company to adopt a new form of shareholder rights plan to discourage coercive or unfair creeping takeover bids by creating significant potential dilution of any shares which may be acquired or held by a takeover acquiror if such shares are not acquired in a manner permitted by the Rights Plan. Further details regarding the Rights Plan are contained in the Company’s notice of annual general and special meeting of shareholders and management information circular, both dated August 1, 2017, prepared by the Company in connection with the 2017 AGM (together, the “2017 Circular”), copies of which are available for review on SEDAR and EDGAR.

In an effort to promote the alignment of directors, officers and employees’ interests with those of the Company’s shareholders, and to assist the Company in attracting, retaining and motivating its directors, officers and employees, the Board also adopted a new restricted share unit award plan (the “RSU Plan”) for directors, officers and employees of the Company. Under the RSU Plan, to be administered by the Company’s compensation committee, eligible directors, officers and employees of the Company may be awarded restricted share units (each a “Restricted Award”) from time to time at the discretion of the compensation committee. Each Restricted Award confers on the holder the right to receive, subject to adjustment, one common share of the Company from treasury upon the completion of certain conditions during such periods (typically vesting over three years) as the compensation committee shall establish. The maximum number of common shares that may be issuable pursuant to the RSU Plan is 5,000,000, representing approximately 2.2% of the Company’s currently outstanding common shares. In addition, the aggregate number of common shares that may be issuable pursuant to the RSU Plan combined with all of the Company’s other security based compensation arrangements, including the Company’s stock option plan, shall not exceed 10% of the Company’s outstanding shares. Restricted Awards will not be considered shares nor entitle any award participant to any rights as a shareholder, including, without limitation, voting rights, distribution entitlements (other than as set out in the RSU Plan) or rights on liquidation. Further details regarding the RSU Plan are contained in the 2017 Circular available for review on SEDAR and EDGAR.

Immediately following the 2017 AGM, Alex Morrison and Zara Boldt were appointed directors of the Company and each was granted 300,000 stock options at an exercise price of $2.25 per share for a period of 5 years. In conjunction therewith, Richard Silas resigned as director of the Company.

On October 11, 2017, the Company was approved for listing and commenced trading on the Toronto Stock Exchange (“TSX”) under its current symbol of “GSV”.

As at December 31, 2017, the Company had a cash position of $18,458,791 and working capital of $17,511,874. See “Liquidity, Financial Position and Capital Resources” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

On January 29, 2018, Ron Clayton was appointed a director of the Company.

On February 22, 2018, the Company completed an underwritten public offering of 13,750,440 common shares and a concurrent non-brokered private placement of 4,876,000 common shares at a price of $2.05 per share for aggregate gross proceeds of $38,184,202 (the “2018 Financings”). As part of the private placement, Goldcorp Inc. (TSX/NYSE: G) (“Goldcorp”) and a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX: OCG) (“OceanaGold”) exercised their participation rights and purchased 2,195,100 and 2,680,900 common shares, respectively, which represents approximately 9.9% and 15.6% of the Company’s issued and outstanding common shares, respectively, on a non-diluted basis immediately following the 2018 Financings.

The net proceeds of the 2018 Financings will be used for continued exploration and early-stage development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

Subsequent to December 31, 2017, the Company granted a total of 2,539,256 stock options exercisable for periods of 5 years at prices ranging from $1.96 to $2.11 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 567,110 Restricted Awards to executive officers and directors of the Company. The Company also received total proceeds of $1,867,392 for exercises of 2,091,666 stock options and 33,334 stock options expired unexercised.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	$	$	$
Revenues (interest income)	303,843	176,732	29,969
General and administrative expenses	(10,931,631)	(9,053,385)	(5,415,366)
Loss and comprehensive loss	(11,426,786)	(9,465,128)	(6,288,479)
Basic and diluted loss per common share	(0.05)	(0.05)	(0.04)
Working capital	17,511,874	52,640,842	9,099,363
Exploration and evaluation assets	154,435,875	93,913,136	74,682,974
Total assets	175,247,028	155,344,729	85,876,373
Total liabilities	1,642,099	1,502,694	1,177,654

The Company’s mineral projects are in the exploration stage and, to date, the Company has not generated any revenues other than interest income. As at December 31, 2017, the Company had not yet achieved profitable operations and has accumulated losses of $53,842,098 (2016 - $42,826,554) since inception. These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2017 of $0.05 (2016 - $0.05).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Results of Operations

As an exploration company, GSV has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the year ended December 31, 2017 totalled $10,931,631 (2016 - $9,053,385; 2015 - $5,415,366), including share-based compensation incurred during the year, valued at $3,136,225 (2016 - $1,324,521; 2015 - $1,858,172) calculated using the Black Scholes option pricing model.

The following tables detail changes in major expenditures between the years ended December 31, 2017, 2016 and 2015:

Fiscal Year Ended December 31, 2017 compared to December 31, 2016

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Consulting fees	Decrease of $1,008,071	Decreased as the Company engaged fewer marketing and financial advisory consultants and a termination fee paid to one of the Company’s consultants in 2016.
Management fees	Increase of $141,136	Increased due to hiring of the new Vice President - General Counsel and Corporate Secretary and the termination payment to the former Corporate Secretary.
Property investigation	Decrease of $351,309	Higher 2016 expenses associated with due diligence and investigation of the Lewis Gold Project. The Company subsequently acquired the Lewis Gold Project in 2017.
Regulatory and shareholders service	Increase of $439,113	Increased Canadian filings fees due to substantial increase in market capitalization, a one-time transaction fee paid to the NYSE American LLC for the acquisition of Battle Mountain, and a one-time listing fee paid for the graduation to the TSX.
Share-based compensation	Increase of $1,811,704	3,465,140 stock options were granted during fiscal 2017 compared to 672,500 stock options granted in fiscal 2016, due in part to a deferral of 2016 stock option grants to 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

Fiscal Year Ended December 31, 2016 compared to December 31, 2015

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Consulting fees	Increase of $984,493	Increased as the Company incurred higher consulting fees in 2016 to assist with developing marketing and financing strategies in North America and paid a termination fee to one of the Company’s consultants.
Insurance	Increase of $177,655	Increased as the Company increased its director and officer insurance policy coverage in response to its higher market capitalization.
Professional fees	Increase of $401,200	Increased due to transactions involving Battle Mountain, new lease agreements, lease amendments and increase in corporate activities.
Property investigation	Increase of $495,445	Increased due to investigation of various Nevada mining projects in proximity to the Railroad-Pinion Project and the Lewis Gold Project.
Share-based compensation	Decrease of $533,651	672,500 stock options were granted during fiscal 2016 compared to 4,325,000 stock options granted in fiscal 2015.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
	$	$	$	$
Interest income	54,854	76,264	89,556	83,169
Loss and comprehensive loss	(2,855,446)	(4,395,238)	(2,705,640)	(1,470,462)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.01)	(0.01)
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	$	$	$	$
Interest income	55,632	48,172	56,444	16,484
Loss and comprehensive loss	(2,949,271)	(2,586,646)	(1,911,669)	(2,017,542)
Loss per share-basic and diluted	(0.02)	(0.01)	(0.01)	(0.01)

Variances quarter over quarter can be explained as follows:

  In the quarter ended December 31, 2016, the Company increased its consulting fees significantly to assist with developing marketing and financial strategies in North America and made a termination payment to one of the Company’s consultants.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

  In the quarters ended June 30, 2016, September 30, 2016, June 30, 2017, September 30, 2017, and December 31, 2017 stock options were granted to various directors, officers, employees and consultants. These grants resulted in share-based compensation expenses of $197,183, $1,127,338, $420,329, $1,839,496, and $876,400, respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

  In the quarters ended March 31, 2016, June 30, 2016, March 31, 2017, June 30, 2017, and September 30, 2017, the Company recorded a foreign exchange loss of $478,221, $209,572, $171,187, $302,040, and $496,327, respectively, due to the weakening of the U.S. dollar.

  In the quarter ended September 30, 2017, the Company agreed to pay a total termination payment of $384,902 to the former Corporate Secretary and director in accordance with the terms and conditions of his consulting agreement with the Company.

Fourth Quarter

The Company’s operating and administrative expenses for the quarter ended December 31, 2017 totalled $2,772,300. The major expenses for the quarter ended December 31, 2017 were management fees, including year-end bonuses of $642,454, professional fees of $398,521, office expenses of $116,304, consulting fees of $148,551, regulatory and shareholder services of $275,169, travel and related expenses of $189,051, share-based compensation of $876,400, and wages and salaries of $91,373.

During the fourth quarter, the Company issued 136,000 common shares for total proceeds of $105,960 from the exercise of 136,000 stock options at a weighted average price of $0.78 per option.

The Company incurred a total of $8,522,737 and $1,781,162 in deferred exploration expenses on its Railroad-Pinion Project and Lewis Gold Project, respectively, during the fourth quarter. See “Overall Performance – Exploration and Acquisition Activities” above.

In December 2017, the Company completed a series of transactions undertaken to simplify the holding and funding structure of GSV and its subsidiaries. Under the reorganization, JKR Gold Resources (USA) Inc. and JMD Exploration Corp. were wound-up to simplify the corporate structure. Battle Mountain Gold (USA) Inc. and Madison Enterprises (Nevada) Inc. merged, with Madison Enterprises (Nevada) Inc. as the surviving entity, to simply the ownership of the Lewis Gold Property.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at its Pinion, Dark Star, and North Bullion Deposits (see “Overall Performance” above) but is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project. Accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

As at December 31, 2017 and 2016, the Company’s liquidity and capital resources were as follows:

	December 31, 2017	December 31, 2016
	$	$
Cash	18,458,791	53,611,061
Receivables	66,544	229,745
Prepaid expenses	319,603	302,730
Investments	309,035	-
Total current assets	19,153,973	54,143,536
Payables and accrued liabilities	1,642,099	1,502,694
Working capital	17,511,874	52,640,842

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at December 31, 2017, the Company had a cash position of $18,458,791 (2016 - $53,611,061) derived from the net proceeds of the 2016 Private Placements (defined below) (see “Use of Proceeds from 2016 Private Placements” below) and the exercise of stock options and warrants. As at December 31, 2017, the Company’s working capital was $17,511,874 (2016 – $52,640,842).

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. In 2017, the Company’s average burn rate for general and administrative expenses was approximately $584,000 per month. In addition, the Company’s estimated annual holding costs to maintain the Railroad-Pinion Project and Lewis Gold Project in good standing are approximately US$1,273,000 and US$153,000, respectively. Management believes it currently has sufficient cash on hand to maintain its projects and finance its exploration programs and operating costs over the next 12 to 15 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion Project and maintain operations. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Use of Proceeds from 2016 Private Placements and 2018 Financings

In February 2016, the Company completed a private placement with Goldcorp and OceanaGold pursuant to which the Company sold 29,931,931 common shares at $1.00 per share for net proceeds of $28,308,914, net of finders’ fees and expenses of $1,623,017.

In October 2016, the Company completed a private placement with various parties, including Goldcorp, pursuant to which the Company sold 12,036,436 common shares at $3.17 per share for net proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393.

The net proceeds from the February 2016 and October 2016 private placements (together, the “2016 Private Placements”) are being used to advance the Company’s Railroad-Pinion Project and the Lewis Gold Project including the 2017 and ongoing exploration programs thereon, acquire certain royalty interests and additional lands in close proximity to the Railroad-Pinion Project, and for general corporate and working capital purposes. See “Overall Performance” and “Liquidity, Financial Position and Capital Resources” above.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

The Company also utilized a portion of the net proceeds from the 2016 Private Placements to fund the cash portion of the purchase price for Battle Mountain under the Arrangement. See “Overall Performance –Corporate Activities” above.

The following is a summary of the Company’s use of proceeds from the 2016 Private Placements as at December 31, 2017:

$
Cash balance, December 31, 2015	10,121,153
Net Proceeds from February 2016 Financing	28,308,914
Net Proceeds from October 2016 Financing	36,349,109
Investment in Battle Mountain	(7,467,050)
Exploration and evaluation assets expenditures	(45,333,778)
General corporate activities	(16,145,354)
Proceeds from exercise of options and warrants	12,625,797
Cash balance, December 31, 2017	18,458,791

In February 2018, the Company completed the 2018 Financings by issuing a total of 18,626,440 common shares at a price of $2.05 per share for net proceeds of approximately $35,543,000, net of cash commissions and expenses of $2,641,202.

The net proceeds of the 2018 Financings will be used to fund additional drilling and exploration at the Railroad-Pinion Project and for general working capital purposes as further set out below:

Use of Proceeds	$
Exploration and drilling	11,954,000
Infill drilling	10,093,000
Lease and BLM payments	1,825,000
General working capital	11,671,000
TOTAL	35,543,000

The Company’s business objective is to explore its Railroad-Pinion Project in an effort to investigate the potential to develop an economically viable mineral project. By using the net proceeds of the 2018 Financings as described above, the Company will pursue its business objectives by gathering information required to prepare a preliminary economic assessment for the Railroad-Pinion Project.

Until utilized for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

Commitments

As at the date of this MD&A, the Company has the following commitments:

1.	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments of approximately $6,000 to the year 2020.

2.	The Company has a lease agreement for a property in Elko, NV expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 (US$12,000 during renovation) in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

3.	The Company has two separate consulting agreements with the CEO & director and the CFO of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two year payout totalling, on a collective basis, approximately $2,327,806 (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) approximately $3,491,709 in the event of termination following a change in control of the Company.

4.	The Company has two separate employment agreements with the VP Exploration and the Manager of Projects of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,517 per month. The employment agreements provide for a two year payout totalling, on a collective basis, approximately US$1,369,142 (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

5.	The Company has an employment agreement with the VP General Counsel & Corporate Secretary of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. The employment agreement provides for a two-year payout totalling approximately $782,000 (including discretionary bonuses in the first year of no less than 70% of annual base salary) in the event of termination without cause and in the event of termination following a change in control of the Company.

6.	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for fiscal 2018 are approximately US$1,024,000. See Item 4 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 6 “MATERIAL MINERAL PROJECT” of the AIF and the Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

7.	The Company’s estimated exploration and evaluation asset obligations, work commitments and tax levies for fiscal 2018 for the Lewis Gold Project are approximately US$89,000.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

There were no material changes during the year ended December 31, 2017 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

	Payments Due by Period
Contractual Obligations	Total	2018	2019 to	2021 to	After 2022
			2020	2022
	$	$	$	$	$
Office Leases	818,052	205,563	366,607	245,882	-
Consulting Agreements [1,3]	3,045,000	609,000	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	3,597,530	719,506	1,439,012	1,439,012	Ongoing
Mining leases and agreements[5,6]	14,090,546	3,278,009	6,096,871	4,715,666	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years and reflects the resignation of Richard Silas as Corporate Secretary of the Company in June 2017. See “Overall Performance – Corporate Activities” above.
(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years and includes the appointment of Glenn Kumoi as Vice President - General Counsel and Corporate Secretary of the Company in June, 2017. See “Overall Performance – Corporate Activities” above.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 29, 2017 of US$1.00 = C$1.2545.
(6)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the newly acquired Lewis Gold Project in good standing. See “Overall Performance”.

Related Party Transactions

During the year ended December 31, 2017, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

  Incurred management fees (including discretionary bonus) of $690,800 (2016 - $965,900) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at December 31, 2017, $250,800 (2016 - $nil) was included in accounts payable and accrued liabilities.

  Incurred administrative management fees and termination payment (including discretionary bonus in the prior period) totalling $451,902 (2016 - $240,852) to a company controlled by Richard Silas, a former director and Corporate Secretary of the Company. See also “Overall Performance – Corporate Activities” for details of the termination payment made to Mr. Silas.

  Incurred financial management fees (including discretionary bonus) of $236,803 (2016 - $302,303) and professional fees of $187,000 (2016 - $nil) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at December 31, 2017, $232,528 (2016 - $nil) was included in accounts payable and accrued liabilities.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

  Incurred administrative management fees (including signing bonus) of $202,286 (2016 - $nil) to Glenn Kumoi, Vice President - General Counsel and Corporate Secretary of the Company. As at December 31, 2017, $54,102 (2016 - $nil) was included in accounts payable and accrued liabilities.

  Incurred salary of $397,153 (2016 - $614,067), of which $353,520 (2016 - $521,957) was recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Vice-President, Exploration of the Company. As at December 31, 2017, $102,658 (2016 - $nil) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $44,400 (2016 - $37,000) to a company controlled by Robert McLeod, a director of the Company.

  Incurred directors fees of $42,000 (2016 - $9,500) to Bruce McLeod, a director of the Company. As at December 31, 2017, $3,500 (2016 - $nil) was included in prepaid expenses for a prepayment related to director fees.

  Incurred directors fees of $nil (2016 - $18,000) to David Morrell Cole, a former director of the Company.

  Incurred directors fees of $21,300 (2016 - $nil) to William E. Threlkeld, a director of the Company.

  Incurred directors fees of $36,000 (2016 - $36,000) and consulting fees of $nil (2016 - $30,570) to a company controlled by Jamie Strauss, a director of the Company.

  Incurred directors fees of $12,600 (2016 - $nil) to Zara Boldt, a director of the Company. As at December 31, 2017, $3,500 (2016 - $nil) was included in prepaid expenses for a prepayment related to director fees.

  Incurred directors fees of $12,600 (2016 - $nil) to Alex Morrison, a director of the Company. As at December 31, 2017, $485 (2016 - $nil) was included in accounts payable and accrued liabilities.

  Received $4,500 (2016 - $nil) of rent from Barksdale Capital Corp., a company related by way of common officers.

  On February 22, 2018, OceanaGold, through a private placement, purchased 2,680,900 common shares of the Company at a price of $2.05 per share for a total purchase price of $5,495,845.
  OceanaGold’s participation in the February 2018 private placement constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by OceanaGold and available for review at www.sedi.ca, as of March 29, 2018, OceanaGold beneficially owns and/or exercises control or direction over a total of 39,483,552 common shares or approximately 15.53% of the issued and outstanding common shares of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

Summary of key management personnel compensation:

	For the year ended December 31,
	2017	2016
	$	$
Management fees	1,750,691	1,609,555
Consulting fees	-	30,570
Professional fees	187,000	-
Exploration and evaluation assets expenditures	353,520	521,957
Wages and salaries	43,633	92,110
Share-based compensation	2,228,191	755,153
	4,563,035	3,009,345

In accordance with IAS 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

During the year ended December 31, 2017, the Company completed the Arrangement with Battle Mountain to acquire all of the issued and outstanding shares of Battle Mountain (other than those already owned by the Company). In conjunction therewith, the Company advanced to Battle Mountain a loan of $1.55 million (the “Loan”) to replace the amount paid by Battle Mountain to acquire the remaining 40% interest in the Lewis Gold Project. See “Overall Performance – Corporate Activities” above.

The Arrangement and the Loan each constituted a “related party transaction” (as defined in MI 61-101) for the Company and the Company relied on exemptions from the formal valuation and majority of the minority shareholder approval requirements under MI 61-101 on the basis that the fair market values of the Arrangement and the Loan were each less than 25% of the Company’s then market capitalization.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Company’s Railroad-Pinion Project and the Lewis Gold Project are still in their exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s Railroad-Pinion Project and Lewis Gold Project have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties, in the marketing of minerals and the search for experienced personnel. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the “U.S. Exchange Act”). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue to meet any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system (“MJDS”) implemented by the SEC and the securities regulatory authorities in Canada. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next second fiscal quarter.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2017 and expects to be a passive foreign investment company for the taxable year ending December 31, 2018. The Company will be providing QEF information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holdings of the Company’s shares.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and valuation of investments.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of the acquisition of an associated company

The Company acquired a publicly traded associated company in June 2017. The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Prior to June 2017, the Company held an investment in the associated company. To value the investment, management obtained financial information from the majority owner and adjusted the carrying value of the investment. The investment was subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investments

To value the investments, management obtains publicly available financial information to estimate the fair value of the investments.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the year ended December 31, 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, held for trading investment, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and held for trading investments are measured at fair value using level 1 inputs.

As at December 31, 2017, the Company held 600,000 shares of Contact Gold Corp. and 28,900 shares of Lund Enterprises Corp., which have been classified as held for trading and measured at fair value. The fair value of the investments as at December 31, 2017 was $309,035. During the year ended December 31, 2017, the Company recorded an unrealized gain of $8,457 on all of its held for trading investments which has been recorded through profit or loss.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and U.S. dollars. As at December 31, 2017, the Company had a foreign currency net monetary asset position of approximately US$4,823,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $48,200.

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

6.	Equity price risk

The equity price risk associated with the Company’s current held for trading investment primarily relates to the change in the market prices of the investments in the portfolio. The Company monitors the financial asset prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at March 29, 2018, the Company has 254,254,777 outstanding common shares, 567,110 restricted share units (nil vested) and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.76	324,000	324,000	May 23, 2018
2.12	84,600	84,600	August 1, 2018
0.77	705,000	705,000	September 12, 2019
0.73	2,225,000	2,225,000	November 27, 2020
3.16	507,500	507,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,355,540	1,570,360	August 1, 2022
2.25	600,000	200,000	September 12, 2022
1.96	100,000	33,333	January 15, 2023
2.11	2,439,256	813,085	March 5, 2023
	9,665,896	6,787,878

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 8 individuals, 7 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being the audit committee, compensation committee, health, safety and environment committee, nominating and corporate governance committee and technical committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company’s technical committee is comprised of 4 individuals including the Company’s Vice-President, Exploration and a representative of OceanaGold. The Company’s health, safety and environment committee is comprised of 1 director, who is independent of management, the Vice President - General Counsel & Corporate Secretary and the Company’s Manager of Projects.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2017 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The Company has relied on the U.S. Jumpstart Our Business Startups (JOBS) Act, whereby the Company was not required to be fully compliant with Sarbanes-Oxley (“SOX”). Effective for the year ended December 31, 2018, the Company will be required to be fully compliant with SOX.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the Company’s AIF dated March 29, 2018 for the year ended December 31, 2017; and

  the Company’s audited consolidated Financial Statements for the year ended December 31, 2017.

This MD&A has been approved by the Board effective March 29, 2018.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 31 -